Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                           Date: January 9, 2006


On January 6, 2006, New York Stock Exchange, Inc. issued the following news release:

                                      * * *

New York Stock Exchange Selects Specialist Firm to Make Market in NYSE Group, Inc. Stock

--NYSE Board Special Committee Taps Bear Wagner Specialists LLC Following Comprehensive Review Process--

New York, Jan. 6 - "The specialist selection process for NYSE Group, Inc. was thorough and fair, and each specialist firm represented itself with a very high degree of professionalism," said NYSE Chairman Marshall N. Carter, who chaired a special selection committee of the Board of Directors. "We utilized the same criteria as all NYSE-listed companies in our review in order to ensure the integrity and independence of the process. Any of the Exchange specialist firms considered could have done an outstanding job as specialist. We are confident that Bear Wagner Specialists will create and maintain high-quality and efficient markets in the trading of NYSE Group stock and would like to thank all the firms for their consideration and participation."

Bear Wagner Specialists LLC will begin making markets in NYSE Group, Inc. (symbol to be NYX) stock with the close of the NYSE/Archipelago Holdings, Inc. (PCX:AX) merger, which is expected to become effective this quarter following action by the U.S. Securities and Exchange Commission on the enabling rule filing. In addition to Chairman Carter, directors serving on the Board special committee included Ellyn L. Brown, president of Brown & Associates and former Maryland state securities commissioner, and Karl M. von der Heyden, former PepsiCo vice chairman.

The merger, the largest ever among stock exchanges, will create a leading, global multi-product marketplace positioned for future growth, value creation and competitive positioning on a worldwide basis.

The Role of Specialists in the NYSE Market

A specialist performs five essential functions in the specific securities allocated to him or her:

Manage the opening process. To maintain a fair and orderly market in a particular security, the specialist oversees the establishment of the opening price for his security every day.

Execute orders for floor brokers. The specialist can execute an order immediately or hold the order and execute it when the stock reaches the specific price requested by the customer. As a dealer, the specialist will buy or sell stock from his own inventory to keep the market liquid or to prevent rapid price changes.

Serve as catalysts. Specialists are the point of contact between brokers with buy and sell orders. The specialist acts as a catalyst, bringing buyers and sellers together enabling a transaction to take place that otherwise would not have occurred.


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Provide capital. If buy orders temporarily outpace sell orders, or conversely if sell orders outpace buy orders, the specialist is required to use his firm's own capital to minimize the imbalance. Usually public order meets public order without specialist participation, however, specialists do participate in less than 10 percent of all shares traded.

Stabilize prices. To ensure that stock trading moves smoothly, with minimal price fluctuation, the specialist will step in against the market trend. Specialists buy and sell stock to cushion temporary imbalances and to avoid unreasonable price variations.

####

Important Acquisition Information With Respect To The Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the trans-


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action making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.



Contact: Rich Adamonis

Phone: 212.656.2140

Email: radamonis@nyse.com